SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

(PUBLICLY-HELD CORPORATION)

NATIONAL CORPORATE TAXPAYERS REGISTER OF THE MINISTRY OF

FINANCE “CNPJ/MF” No. 76.535.764/0001-43

NIRE 53 3 0000622 – 9

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING

Held on July 31, 2009, at 2:30 p.m.

(Prepared in a summarized manner, according to paragraph 1 of article 130 of Law No 6404/76)

1. Date, time and place:

On July 31, 2009, at 2:30 p.m. at the principal place of business of Brasil Telecom S.A. (“Company”), in the City of Brasília, Federal District, at SIA SUL, Lot D, Block B.

2. Agenda:

2.1) To examine, discuss and decide about the Protocol and Justification of Merger of Copart 2 Participações S.A., a company with principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos No. 425, 5th floor (part), district of Leblon, enrolled with the National Corporate Taxpayers Register of the Ministry of Finance under CNPJ/MF No. 09.165.087/0001-21 (“Copart 2”), with the Company (“Protocol and Justification”);

2.2) to ratify the appointment and hiring of Apsis Consultoria Empresarial Ltda., with its principal place of business at Rua São José, 90 – group 1,802, in the City and State of Rio de Janeiro, enrolled with the National Corporate Taxpayers Register under CNPJ No. 27.281.922/0001-70 (“Apsis”), as the company in charge of the preparation of the valuation report, at book value, of the net equity of Copart 2 to be merged into the Company’s equity (“Equity Report”), as well as of the net equity valuation report of Copart 2 and of the Company, at market values, in compliance with the provisions of article 264 of Law No. 6404/76 (“Valuation Report of Net Equity at Market Value”);

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A.,

held on July 31, 2009, at 2:30 p.m.

2.3) To examine, to discuss and to decide about the Net Equity and about the Valuation Report of Net Equity at Market Value prepared by Apsis;

2.4) To decide about the proposal of merger of Copart 2 with the Company, pursuant to articles 224, 225 and 277 of Law No. 6404/76, and pursuant to the terms and conditions set forth in the Protocol and Justification (“Merger”);

2.5) In light of the non-conformity with the minimum rate of outstanding shares required by Level 1 Regulations, to approve the cessation from the Differentiated Practices of Level 1 Corporate Governance of Bovespa;

2.6) Change of the Company’s Bylaws in order (i) to eliminate the prohibition contained in paragraph 5 of article 25, as to the accumulation of positions and (ii) to establish that the Board of Directors will consist of 3 to 7 permanent members and an equal number of alternates.

3. Call Notice: Call notice published in the Federal Official Gazette, section 3, in the issues of July 16, 2009 (pages 140 and 141), July 17, 2009 (page 143) and July 20, 2009 (page 153), in the periodical “Valor Econômico – Edição Nacional”, in the issues of July 16, 2009 (page B6), July 17, 18 and 19, 2009 (page A14) and July 20, 2009 (page B11), and in “Jornal de Brasília”, in the issues of July 16, 2009 (Economy section, page 35, July 17, 2009 (“Cidades” section, page 11) and July 20, 2009 (Security Section, page 11), as per article 133, of Law No. 6404/76.

4. Attendance: Shareholders representing more than ninety-nine point thirty-four percent (99.34%) of the Company’s voting capital and fifty-seven point seventy-seven percent (55.77%) of the preferred shares with no voting rights, as per records and signatures contained in the Shareholders Register of Attendance, were present. And Messrs. Allan Kardec de Melo Ferreira, member of the Audit Committee, Antonio Luiz Feijó Nicolau and Luiz Paulo César Silveira, representatives of Apsis Consultoria Empresarial Ltda., and Messrs. Marco A. Brandão Simurro and Joanne Yo Han Sung, representatives of Deloitte Touche Tohmatsu Auditores Independentes also attended.

5. Presiding Officers: Having verified the legal quorum and pursuant to the provisions of article 17 of the Company’s bylaws, the Meeting was opened by Ms. Maria Gabriela Campos da Silva Menezes Côrtes, as attorney-in-fact bestowed with specific powers for such purpose, for which Ms. Maria Gabriela has been designated to assume the chairmanship and invited Mr. Rafael Padilha Calábria to act as secretary.

6. Resolutions: By proposal of the Chairperson, the shareholders present unanimously decided to draw up these minutes referring to this Extraordinary Shareholders Meeting in a summarized manner, as well as to publish it omitting the signatures of the shareholders present, pursuant to

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A.,

held on July 31, 2009, at 2:30 p.m.

article 130 of Law No. 6404/76. The reading of the matters contained in the agenda of this Meeting was dispensed with unanimously.

6.1. With respect to item 1 of the agenda, the shareholders present unanimously decided to approve the terms and conditions of the “Protocol and Justification of the Merger of Copart 2 Participações S.A. into Brasil Telecom S.A.” and of the “1st Amendment to the Protocol and Justification of Merger of Copart 2 Participações S.A. into Brasil Telecom S.A.”, executed by the managements of Copart 2 and of the Company, which provide for a share exchange ratio of 0.0005041618 common shares and 0.0471152627 preferred shares issued by the Company for each common share issued by Copart 2 (exhibits 01 and 02) (“Protocol and Justification”), and all its exhibits.

6.2. With respect to item 2 of the agenda, the shareholders present unanimously decided to ratify and approve the hiring of Apsis as appraiser in charge of the preparation of the valuation report, at book value, of the net equity of Copart 2 to be merged into the Company’s assets, as well as the valuation report of the net equity of Copart 2 and of the Company, at market values, in compliance with the provisions of article 264 of Law No. 6404/76, attached as exhibits to the Protocol and Justification.

6.3. With respect to item 3 of the agenda, the shareholders present unanimously approved the valuation report, at book value, of the equity of Copart 2 to be merged into the Company’s assets, and the valuation report of the net equity of Copart 2 and of the Company, at market values, prepared in compliance with article 264 of Law No. 6404/76.

6.4. As regards item 4 of the agenda, the shareholders present unanimously decided to approve the merger of Copart 2 with the Company pursuant to the Protocol and Justification.

6.5. To declare that the Merger shall not result in any increase of the Company’s capital stock or in any change of the number of shares into which the Company’s capital stock is divided, as set forth in the Protocol and Justification, provided that the net equity of Copart 2 shall be wholly allocated to the Company’s capital reserve account. The merger shall also not result in any change of the Company’s Bylaws.

6.6. To authorize the Company’s officers to perform all the acts that may be required for formalizing the merger with any public authorities and third parties in general.

6.7. With respect to item 5 of the agenda, considering the current non-conformity of the Company with respect to the minimum rate of outstanding shares required by the Level 1 Regulations of Differentiated Practices of Corporate Governance of BOVESPA (25% of the total capital stock), the shareholders unanimously decided to approve the cessation from the

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A.,

held on July 31, 2009, at 2:30 p.m.

Level 1 Differentiated Practices of Corporate Governance of Bovespa, having authorized the Company’s Executive Board to take all necessary acts to achieve said purpose.

6.8. With respect to item 6 of the agenda, the shareholders present unanimously approved the amendment to the Company’s Bylaws in order (i) to eliminate the prohibition contained in paragraph 5 of article 25, as to the accumulation of positions and (ii) to establish that the Board of Directors will consist of 3 to 7 permanent members and an equal number of alternates. As a result of the resolutions approved hereby, article 25 of the Company’s bylaws shall become effective with the following wording:

“Art. 25 – The Board of Directors is comprised of three (3) to seven (7) permanent members and an equal number of alternates.

Paragraph 1. – The members of the Board of Directors and their respective substitutes shall be elected by the Shareholders Meeting which chooses from among them the Chairman and Vice-Chairman of the Board.

Paragraph 2. – The holders of the preferred shares shall be entitled by separate vote to elect a member of the Board of Directors and its respective alternate.

Paragraph 3. – The amendment of the provision set forth in Paragraph 2 hereof shall depend on the separate approval of the holders of the preferred shares.

Paragraph 4. – The Company’s internal audit committee shall be subordinate to the Board of Directors.”

7. Closing:

There being no further business to be transacted, the Meeting was closed and these Minutes were drawn up and approved by the shareholders representing the necessary quorum for approval of the resolutions made above. Signatures: Maria Gabriela Campos da Silva Menezes Côrtes, Chairman; Rafael Padilha Calábria, Secretary; Shareholders present: BRASIL TELECOM PARTICIPAÇÕES S.A. and COPART 2 PARTICIPAÇÕES S/A (represented by Ms. Maria Gabriela Campos da Silva Menezes Côrtes); CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND (represented by Mr. George Washington Tenório Marcelino).

This document conforms with the original drawn up in the proper book.

Brasília, July 31, 2009

Rafael Padilha Calábria

Secretary

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A.,

held on July 31, 2009, at 2:30 p.m.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2009

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer

This Page is an integral part of the Minutes of the Extraordinary General Shareholders’ Meeting of Brasil Telecom S.A.,

held on July 31, 2009, at 2:30 p.m.